SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

Steven M. Odre, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,000,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.81%

14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at Two Corporate Drive, South San Francisco, CA 94080.

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation (“Amgen”). The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 21, 2003 Amgen entered into a Stock Purchase Agreement (the “Pharma Vision Stock Purchase Agreement”) with ZKB Pharma Vision AG (“Pharma Vision”). Pursuant to the Pharma Vision Stock Purchase Agreement, on May 28, 2003 Amgen acquired beneficial ownership of 6,000,000 shares of the Issuer’s Common Stock (the “Initial Pharma Vision Shares”) in a purchase registered under the Securities Act of 1933, as amended, pursuant to a registration statement (File No. 333-102637) (the “Registration Statement”) on Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 22, 2003. The Initial Pharma Vision Shares were acquired at $7.50 per share for an aggregate purchase price of $45,000,000. Pursuant to the Pharma Vision Stock Purchase Agreement, Amgen will acquire beneficial ownership of an additional 3,000,000 shares of the Issuer’s Common Stock (the “Additional Pharma Vision Shares”) subject to, and promptly upon, the satisfaction of certain conditions, including the necessary regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and all other necessary consents, approvals and authorizations. The Additional Pharma Vision Shares will be acquired at $7.50 per share for an aggregate purchase price of $22,500,000. The Initial Pharma Vision Shares and the Additional Pharma Vision Shares are referred to hereafter collectively as the “Pharma Vision Shares.” In connection with the Pharma Vision Stock Purchase Agreement, Pharma Vision also assigned certain rights in, to and under the Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Pharma Vision, Issuer and the other parties thereto (the “Issuer Registration Rights Agreement”), pursuant to which Pharma Vision held certain rights to require Issuer to register certain of the Pharma Vision Shares for resale.

On May 21, 2003 Amgen also entered into a Stock Purchase Agreement with the Issuer (the “Issuer Stock Purchase Agreement”) to acquire shares of the Issuer’s Common Stock. Subject to the satisfaction of certain conditions, including approval under the HSR Act and all other necessary regulatory consents, approvals and authorizations, Amgen will acquire beneficial ownership of 3,500,000 shares of the Issuer’s Common Stock (the “Initial Issuer Shares) at $10.00 per share for an aggregate purchase price of $35,000,000. The date on which the Initial Issuer Shares are acquired is referred to hereafter as the “Initial Issuer Closing.” Amgen has agreed that for a period of twelve (12) months following the Initial Issuer Closing, Amgen and its affiliated entities will not in any manner dispose of the Initial Issuer Shares without the prior written consent of the Issuer (the “Lockup Provision”). The Lockup Provision will terminate prior to the expiration of the twelve (12) month period in the event that (i) the Collaboration Agreement (described in Item 4 below) is terminated for material breach, (ii) there is a change in control of the Issuer or (iii) the Issuer Stock Purchase Agreement is terminated.

Pursuant to the Issuer Stock Purchase Agreement, Amgen will purchase additional shares of Common Stock from the Issuer on or about the first, second and third anniversaries of the Initial Issuer Closing (the “Additional Closings”). All Additional Closings are subject to certain conditions set forth in the Issuer Stock Purchase Agreement, including approval under the HSR Act and Issuer stockholder approval. At the first Additional Closing, Amgen will purchase a number of shares of Common Stock determined by dividing Ten Million Dollars ($10,000,000) by the Market Value as of the first Additional Closing at a purchase price per share equal to such Market Value. At the second Additional Closing, Amgen will purchase a number of shares of Common Stock determined by dividing Fifteen Million Dollars ($15,000,000) by the Market Value as of the second Additional Closing at a purchase price per share equal to such Market Value. At the third Additional Closing, Amgen will purchase a number of shares of Common Stock determined by dividing Fifteen Million Dollars ($15,000,000) by the Market Value as of the third Additional Closing at a purchase price per share equal to such Market Value. For purposes of the Issuer Stock Purchase Agreement, the Market Value is the average closing price for the Issuer’s Common Stock, as reported on the NASDAQ National Market, for the twenty (20) trading day period ending on, and including, the second trading day before the respective Additional Closing. The Initial Issuer Shares, together with the shares to be acquired by Amgen pursuant to the Issuer Stock Purchase Agreement at the Additional Closings are referred to hereafter as the “Issuer Shares”.

All funds for the purchase of the Initial Pharma Vision Shares were obtained from the working capital of Amgen.

The Pharma Vision Stock Purchase Agreement and the Issuer Stock Purchase Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated by reference herein.

Item 4. Purpose of Transaction.

From time to time in the past, where circumstances warranted, Amgen has acquired equity securities of public and private companies with which Amgen has had a collaborative, licensing or other strategic relationship.

Representatives of Amgen have been involved in discussions with the Issuer over the past several months concerning the possibility of forming one or more collaborations around certain of the Issuer’s scientific programs. In connection with such discussions, Amgen and the Issuer entered into a Letter Agreement dated February 11, 2003 (the “Confidentiality Agreement and Standstill”). Pursuant to the Confidentiality Agreement and Standstill, the Issuer provided Amgen with information regarding the Issuer’s programs and product candidates.

On May 21, 2003, Amgen and the Issuer entered into a Collaboration Agreement. The Collaboration Agreement contemplates a transaction in which (i) Amgen and the Issuer will collaborate on discovery and development of anti-cancer agents that target oncogene encoded proteins, (ii) the Issuer granted Amgen worldwide commercialization rights for certain products resulting from the collaboration

(the “Products”), (iii) Amgen granted limited co-promotion rights to the Issuer in the United States and (iv) Amgen agreed to fund research costs and make specified payments upon achievement of certain predetermined clinical milestones and to pay a royalty on net sales of Products. Amgen will acquire the Issuer Shares in connection with the collaboration. Amgen may enter into additional discussions with the Issuer regarding additional collaborations, joint ventures and licensing transactions.

The Confidentiality Agreement and Standstill permitted Amgen to acquire all of the shares of Common Stock held by Pharma Vision. Pursuant to an amendment to the Confidentiality Agreement and Standstill dated May 21, 2003, the Issuer granted Amgen a waiver of the restrictions on stock purchase contained in the Confidentiality Agreement and Standstill in connection with Amgen’s acquisition of the Issuer Shares. In connection with the acquisition of the Pharma Vision Shares and the Issuer Shares: (i) the Issuer amended its Rights Agreement dated as of December 11, 2001 between the Issuer and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Issuer Rights Agreement”) to provide that Amgen and its affiliates will not be an Acquiring Person (as such term is defined in the Issuer Rights Agreement) so long as it does not acquire beneficial ownership of additional shares of the Issuer’s Common Stock; and (ii) the Issuer agreed to enter into a Registration Rights Agreement, a form of which is attached to the Issuer Stock Purchase Agreement and pursuant to which the Issuer will register for resale all of the Pharma Vision Shares and the Issuer Shares.

From time to time representatives of Amgen and the Issuer have engaged in preliminary discussions concerning a possible business combination. In each case, such discussions were terminated at a preliminary stage without resulting in any agreements. Subject to the requirements of the Confidentiality Agreement and Standstill, such discussions could be renewed at any time in the future, the outcome of which would depend on the parties’ ability to reach agreement on pricing, structure and other terms.

Amgen intends to closely monitor and evaluate the business affairs, financial position and performance of the Issuer, including, but not limited to, an analysis and assessment of the capital markets in general, developments concerning the Issuer and the Issuer’s share price, capital structure, management, and prospects. Depending on these and other factors deemed relevant by Amgen, subject to the requirements of the Confidentiality Agreement and Standstill and the provisions of the Issuer Rights Agreement, Amgen may, directly or indirectly, acquire additional shares of Common Stock as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, Amgen may dispose of some or all of its shares of Common Stock now owned or, subject to the Lockup Provision, hereafter acquired by it, in open market sales, privately negotiated transactions or otherwise. Except as disclosed above, Amgen acquired the Pharma Vision Shares and the Issuer Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 6,000,000

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 6,000,000

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 10.81% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 55,487,979 outstanding shares of Common Stock as of May 7, 2003, as stated in the Issuer Stock Purchase Agreement.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) As described in Items 3 and 4 of this Statement, Amgen has entered into the Pharma Vision Stock Purchase Agreement and the Issuer Stock Purchase Agreement within the last 60 days. Except as disclosed herein, the Reporting Persons have not effected any other transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 above summarize certain provisions of the Pharma Vision Stock Purchase Agreement, the Issuer Stock Purchase Agreement, the Confidentiality Agreement and Standstill and the Issuer Registration Rights Agreement.

A copy of the Confidentiality Agreement and Standstill, as amended, is attached hereto as Exhibit 1 and is incorporated by reference herein. A copy of the Pharma Vision Stock Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Issuer Stock Purchase Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Issuer Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4

Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 29, 2003	AMGEN INC.

/s/ Steven M. Odre
Name: Steven M. Odre Title: Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below.

Name	Principal Occupation[1]	Business Address[2]
Executive Officers

Fabrizio Bonanni	Senior Vice President, Manufacturing

Hassan A. Dayem	Senior Vice President and Chief Information Officer

Dennis M. Fenton	Executive Vice President, Operations and Corporate Compliance Officer

Brian M. McNamee	Senior Vice President, Human Resources

Joseph P. Miletich	Senior Vice President, Research and Preclinical Development

George J. Morrow	Executive Vice President, Global Commercial Operations

Richard D. Nanula	Executive Vice President, Finance, Strategy and Communications, and Chief Financial Officer

Steven M. Odre	Senior Vice President, General Counsel and Secretary

Roger M. Perlmutter	Executive Vice President, Research and Development

Beth C. Seidenberg	Senior Vice President, Development and Chief Medical Officer

Kevin W. Sharer	Chairman of the Board, Chief Executive Officer and President

[1]	The principal occupation of each executive officer is with Amgen Inc.
[2]	The business address of each executive officer is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799.

A-1

Name	Principal Occupation	Business Address
Directors

David Baltimore	President California Institute of Technology	California Institute of Technology Office of the President, 204-31 1200 E. California Boulevard Pasadena, California 91125

Frank J. Biondi, Jr.	Senior Managing Director WaterView Advisors LLC	WaterView Advisors LLC 2425 Olympic Boulevard Suite 4030W Santa Monica, California 90404

Jerry D. Choate	Retired Chairman and Chief Executive Officer The Allstate Corporation	33971 Selva Road Suite 130 Dana Point, California 92629

Edward V. Fritzky	Retired Chairman and Chief Executive Officer Immunex Corporation	Amgen 51 University Street Seattle, Washington 98101

Frederick W. Gluck	Retired Vice Chairman Bechtel Group, Inc.	Gluck Galactic Enterprises 1206 Coast Village, Circle Suite H Montecito, California 93108

Franklin P. Johnson, Jr.	General Partner Asset Management Partners	Asset Management Partners 2275 East Bayshore Road Suite 150 Palo Alto, California 94303

Steven Lazarus	Managing General Partner ARCH Venture Partners, L.P.	ARCH Venture Partners, L.P. 8725 W. Higgins Road, Suite 290 Chicago, Illinois 60631

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health University of Michigan	University of Michigan Medical School 1150 W. Medical Center Drive Room A510, MSRB 1 Building Ann Arbor, Michigan 48109-0656

Judith C. Pelham	President and Chief Executive Officer Trinity Health	Trinity Health 27870 Cabot Drive Novi, Michigan 48377-2920

J. Paul Reason	President and Chief Operating Officer Metro Machine Corporation	Metro Machine Corporation 200 Ligon Street Norfolk, Virginia 23523

Donald B. Rice	President and Chief Executive Officer Agensys, Inc.	Agensys, Inc. 1545 17th Street Santa Monica, California 90404

Kevin W. Sharer	Chairman of the Board, Chief Executive Officer and President Amgen Inc.	Amgen Inc. One Amgen Center Drive Thousand Oaks, California 91320-1799

Patricia C. Sueltz	Executive Vice President, Sun Services Sun Microsystems, Inc.	Sun Microsystems, Inc. 4150 Network Circle Menlo Park, California 94025

*	Each person listed is a citizen of the United States.

A-2